UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2017

Commission File Number 001-33042

ROSETTA GENOMICS LTD.

(Translation of registrant’s name into English)

10 Plaut Street, Science Park

Rehovot 76706, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-For Form 40-F:

Form 20-F ☒              Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):         ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):         ☐

Rosetta Genomics Ltd.

On April 3, 2017, Rosetta Genomics Ltd. (“Rosetta” or the “Company”) received confirmation from NASDAQ that it has regained compliance with the $1.00 minimum bid price requirement for continued listing on The Nasdaq Capital Market, as required by Nasdaq Listing Rule 5550(a)(2) (the “Bid Price Rule”). As previously announced, on October 13, 2016, Rosetta received a staff deficiency letter from The Nasdaq Stock Market (“Nasdaq”) notifying the Company that for the previous 30 consecutive business days, the closing bid price per share of its ordinary shares was below the $1.00 minimum bid price requirement. Nasdaq provided the Company with 180 calendar days, or until April 11, 2017, to regain compliance with the Bid Price Rule by demonstrating at least ten consecutive days of a closing bid price of at least $1.00 per share prior to the end of the 180-day period. On March 27, 2017, Rosetta achieved its tenth consecutive day with a closing bid price in excess of $1.00 per share.

As previously announced, in November 2016 and February 2017, Rosetta sold to a prominent institutional healthcare investor an aggregate of 91,250 of our ordinary shares at a purchase price of $6 per share and an aggregate principal amount of $4.5 million of unsecured convertible debentures (the “Debentures”) and warrants to purchase up to 833,334 ordinary shares with an initial exercise price of $10.20 per share (the “Warrants”). In accordance with their terms, the conversion price of the Debentures and the exercise price of the Warrants have been reduced $3.0544, representing the lesser of (x) the then-applicable exercise price, as adjusted, and (y) the average of the two lowest volume weighted average prices of our ordinary shares during the 10 trading days immediately following the 1-for-12 reverse split of Rosetta’s ordinary shares on March 16, 2017. The conversion price of the Debentures and the exercise price of the Warrants remain subject to further adjustment upon the occurrence of specific events, including stock dividends, stock splits, combinations and reclassifications of the Rosetta’s ordinary shares and rights offerings and pro rata distributions with respect to all holders of the Rosetta’s ordinary shares. Additionally, subject to limited exceptions, for a period of 18 months, in the case of the Debentures, and 12 months in the case of the Warrants, following February 16, 2017, the effective date of a resale registration statement on Form F-1 covering the resale of the ordinary shares issuable upon exercise of the Warrants and conversion of the some of the Debentures, if we issue ordinary shares or securities that are convertible or exercisable into ordinary shares at a price that is less than the effective conversion or exercise price, as the case may be, then the conversion price or exercise price shall be automatically reduced to the price at which the Company issued the ordinary shares or the underlying exercise price or conversion price of the securities. However, under no circumstances will the adjusted conversion price of the Debentures be lower than $3. As of April 2, 2017, Debentures in the principal amount of $2,619,280 remain outstanding and 2,377,722 ordinary shares of Rosetta are outstanding.

The information contained in this Report is hereby incorporated by reference into Rosetta’s Registration Statements on Form F-3, File Nos. 333-159955, 333-163063, 333-171203, 333-172655, 333-177670 and 333-210366.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ROSETTA GENOMICS LTD.

Date: April 3, 2017	By:	/s/ Ron Kalfus
Chief Financial Officer